SFSB, INC.

1614 Churchville Road

Bel Air, Maryland 21015

November 10, 2004

BY EDGAR AND FACSIMILE (202-942-9530)

Securities and Exchange Commission

450 Fifth Street NW

Washington, DC 20549

Attn: Michael Clampitt, Senior Counsel

Mail Stop: 0408

RE:	SFSB, Inc.
Registration No. 333-119128
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to the requirements of Rule 461 under the Securities Act of 1933, as amended, the undersigned, President of SFSB, Inc. (the “Company”), hereby requests that the effectiveness of the Company’s Registration Statement on Form SB-2, Registration Number 333-119128, be accelerated to Friday, November 12, 2004.

In the event of any change to the requested effective date, Kenneth B. Abel, counsel to the Company, and Thomas J. Haggerty, counsel to Sandler O’Neill & Partners, L.P., the Company’s financial advisor, are hereby authorized to make any modified requests, orally and in writing, for acceleration of the effective date.

We are advised by counsel to Sandler O’Neill & Partners, L.P., the Company’s financial advisor, that the amount of compensation to be allowed or paid to Sandler O’Neill & Partners, L.P., and any other arrangements among the Company, Sandler O’Neill & Partners, L.P. and other broker dealers participating in the distribution, as described in the registration statement, have been reviewed to the extent required by the National Association of Securities Dealer, Inc. and such association has issued a statement dated November 10, 2004 expressing no objections to the compensation and other arrangements.

In addition, the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

November 10, 2004

        Should you have any questions regarding this letter, please call the Company’s counsel, Kenneth B. Abel at

(410) 347-7394.

Very truly yours,

/s/ Philip E. Logan

Philip E. Logan, President & Chief Executive

Officer